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                               December 17, 2020

       William A. Newman
       Chief Executive Officer
       Home Point Capital Inc.
       2211 Old Earhart Road, Suite 250
       Ann Arbor, MI 48105

                                                        Re: Home Point Capital
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
11, 2020
                                                            CIK No. 0001830197

       Dear Mr. Newman :

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement submitted December 11, 2020

       Company Overview, page 1

   1. Refer to your response to comment 4. Please briefly describe any limitations that may be imposed on future
growth by the need to further expand the company's warehouse facilities, in addition
to any representations, warranties or covenants that would limit such further growth or limit
the use of the warehouse lines.
       Business, page 102

   2. We note that you present several business metrics for the twelve months ended September
                                                        30, 2020 or 3Q'20
throughout your filing, including in the Business section, while
 William A. Newman
Home Point Capital Inc.
December 17, 2020
Page 2
      comparing them to those for the twelve months in 2019. Please address the following:
          Tell us and revise to disclose why this metric provides meaningful information to an investor considering that it includes data from the last quarter in 2019;
          Revise to also present these metrics for the nine months ended September 30, 2020 so that investors can better asses your performance as it compares to your operating results presented in the financial statements and in the Management's Discussion and
         Analysis section for the corresponding periods presented; and
          Revise to clearly disclose what LTM stands for in each of the graphs or tables presented.
3. We also note on pages 105 and 4 that you disclose total net revenue and total net income
      (loss), as well as related non-GAAP metrics, for the twelve months ended September 30,
      2020. Please tell us and revise to disclose where these GAAP based financial results are derived from and update your non-GAAP financial measures disclosures and reconciliations to GAAP accordingly.
       You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3267 with any other questions.



                                                          Sincerely,
FirstName LastNameWilliam A. Newman
                                                          Division of
Corporation Finance
Comapany NameHome Point Capital Inc.
                                                          Office of Finance
December 17, 2020 Page 2
cc:       Joe Kauffman
FirstName LastName